Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2024 and 2025. This section should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.1 —Condensed Consolidated Financial Statements of TokenCat Limited as of December 31, 2024 and June 30, 2025 (unaudited) and for the six months ended June 30, 2024 (unaudited) and 2025 (unaudited).” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2024, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2024, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 28, 2025.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to TokenCat Limited and its subsidiaries. “VIEs” refers to TuanChe Internet Information Service (Beijing) Co., Ltd., Shenzhen Drive New Media Co., Ltd., Beijing Internet Drive Technology Co., Ltd., and Hainashuke (Beijing) Technology Co., Ltd., and their respective subsidiaries, as the context requires. All references to “China” or “PRC” refer to the People’s Republic of China. All references to “industry customer(s)” refer to business customers to which we offer services, including auto dealers, automakers, automobile accessory manufacturers and other automotive related goods and service providers. All references to “RMB” or “Renminbi” refer to the legal currency of China. All references to “US$,” “U.S. dollars,” “$” or “dollars” refer to the legal currency of the United States of America.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

Historically, we generated our net revenues primarily through our and the VIEs’ offline events. Our net loss was RMB40.7 million and RMB0.7 million (US$0.1 million) in the six months ended June 30, 2024 and 2025, respectively. Our adjusted EBITDA was a loss of RMB27.2 million and a loss of RMB33.8 million (US$4.7 million) in the six months ended June 30, 2024 and 2025, respectively. We recorded adjusted net loss of RMB26.8 million and RMB33.0 million (US$4.6 million) in the six months ended June 30, 2024 and 2025, respectively. For a detailed description of our non-GAAP measures, see “—Non-GAAP Financial Measures.”

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated statements of operations and comprehensive loss, both in absolute amount, for the periods indicated. This information has been derived from and should be read together with our unaudited condensed consolidated financial statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Condensed Consolidated Statements of Operations and Comprehensive Loss
Net Revenues	32,305	19,777	2,761
Cost of revenues	(9,951)	(4,151)	(579)
Gross profit	22,354	15,626	2,182
Total operating expenses	(69,808)	(56,560)	(7,895)
Other income	6,779	40,259	5,620
Net loss attributable to TokenCat Limited’s shareholders	(40,675)	(675)	(93)
Net loss attributable to the TokenCat Limited’s ordinary shareholders per share
Basic and diluted	(0.10)	—	—
Weighted average number of ordinary shares
Basic and diluted	421,273,519	564,269,444	564,269,444
Non-GAAP Financial Data (1)
Adjusted EBITDA	(26,766)	(32,997)	(4,606)
Adjusted net loss	(27,208)	(33,750)	(4,711)

(1)	See “— Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

To supplement our unaudited condensed consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted EBITDA and adjusted net loss as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our unaudited consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

We define adjusted EBITDA as net loss excluding depreciation and amortization, interest income, net, share-based compensation expenses, impairment of long-lived assets and change in fair value of warrant liability. We define adjusted net loss as net loss excluding share-based compensation expenses, impairment of long-lived assets and change in fair value of warrant liability. We believe that adjusted EBITDA and adjusted net loss provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following tables set forth a reconciliation of our adjusted EBITDA and adjusted net loss to net loss for the periods indicated.

	Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net loss	(40,675)	(675)	(93)
Add:
Depreciation and amortization	—	—	—
Subtract:
Interest income, net	(442)	(753)	(105)
EBITDA	(40,233)	78	12
Add:
Share-based compensation expenses	15,505	8,994	1,255
Change in fair value of warrant liability	(2,338)	(42,069)	(5,873)
Impairment of long-lived assets	300	—	—
Adjusted EBITDA	(26,766)	(32,997)	(4,606)

	Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net loss	(40,675)	(675)	(93)
Add:
Share-based compensation expenses	15,505	8,994	1,255
Change in fair value of warrant liability	(2,338)	(42,069)	(5,873)
Impairment of long-lived assets	300	—	—
Adjusted net loss	(27,208)	(33,750)	(4,711)

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Net Revenues

Our net revenues decreased by 38.8% from RMB32.3 million in the six months ended June 30, 2024 to RMB19.8 million (US$2.8 million) in the six months ended June 30, 2025.

●	Net revenues from auto show services decreased by 96.1% from RMB19.9 million in the six months ended June 30, 2024 to RMB0.8 million (US$0.1 million) in the six months ended June 30, 2025, primarily due to auto show services has shifted from independent operation to agency operation.

●	Net revenues from special promotion event services decreased significantly from RMB0.2 million in the six months ended June 30, 2024 to nil in the six months ended June 30, 2025, primarily due to the decrease in the number of special promotion events as a result of customer budget reduction.

●	Net revenues from our online marketing services increased significantly from RMB2.6 million in the six months ended June 30, 2024 to RMB14.0 million (US$1.9 million) in the six months ended June 30, 2025, primarily due to the renegotiation of our future cooperation plans with our major clients in the six months ended June 30, 2024, the volume of our live streaming activities with variable interest entities decreased during the renegotiation process.

●	Net revenues from social CRM cloud services decreased by 80.0% from approximately RMB3.8 million in the six months ended June 30, 2024 to RMB0.8 million (US$0.1 million) in the six months ended June 30, 2025.

●	Net revenues from referral service for distribution platform services decreased by 36.6% from approximately RMB4.3 million in the six months ended June 30, 2024 to RMB2.7 million (US$0.4 million) in the six months ended June 30, 2025, primarily due to the reduced market demand.

●	Net revenues from others services increased by 8.3% from RMB1.4 million in the six months ended June 30, 2024 to RMB1.5 million (US$0.2 million) in the six months ended June 30, 2025.

Cost of Revenues

Our cost of revenues decreased by 58.3% from RMB10.0 million in the six months ended June 30, 2024 to RMB4.2 million (US$0.6 million) in the six months ended June 30, 2025, primarily due to the following reasons.

●	Our venue set-up costs decreased significantly from RMB1.9 million in the six months ended June 30, 2024 to nil in the six months ended June 30, 2025, primarily due to auto show services has shifted from independent operation to agency operation.

●	Our venue rental costs decreased significantly from RMB2.3 million in the six months ended June 30, 2024 to nil in the six months ended June 30, 2025, primarily due to auto show services has shifted from independent operation to agency operation.

●	Our other direct costs decreased by 26.9% from RMB5.7 million in the six months ended June 30, 2024 to RMB4.2 million (US$0.6 million) in the six months ended June 30, 2025, primarily due to a decrease in information acquisition costs in connection with our and the VIEs’ online marketing services and auto show services has shifted from independent operation to agency operation.

Gross Profit

As a result of the foregoing, our gross profit decreased by 30.1% from RMB22.4 million in the six months ended June 30, 2024 to RMB15.6 million (US$2.2 million) in the six months ended June 30, 2025.

Operating Expenses

Our total operating expenses decreased by 19.0% to RMB56.6 million (US$7.9 million) in the first half of 2024 from RMB69.8 million in the same period of the prior year.

●	Our selling and marketing expenses decreased by 7.3% to RMB33.9 million (US$4.7 million) in the first half of 2025 from RMB36.5 million in the same period of the prior year, primarily due to a decrease in promotion expenses as a result of decreased volume of offline events.

●	Our general and administrative expenses decreased by 12.2% to RMB21.3 million (US$3.0 million) in the first half of 2025 from RMB24.3 million in the same period of the prior year, primarily due to a decrease in professional service expenses.

●	Our research and development expenses decreased by 84.3% to RMB1.4 million (US$0.2 million) in the first half of 2025 from RMB8.7 million in the same period of the prior year, primarily due to a decrease in research and development staff compensation expenses.

●	Impairment of long-lived assets decreased to nil in the first half of 2025 from RMB0.3 million in the same period of the prior year, primarily due to a decrease in impairment in relation to right-of-use assets.

Operating Loss

As a result of the foregoing, our operating loss decreased by 13.7% from RMB47.5 million in the six months ended June 30, 2024 to RMB40.9 million (US$5.7 million) in the six months ended June 30, 2025.

Net Loss

As a result of the foregoing, we had net loss of RMB40.7 million and RMB0.7 million (US$0.1 million) in the six months ended June 30, 2024 and 2025, respectively.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operations, proceeds from our initial public offering and loans from banks.

As of June 30, 2025, we had RMB1.1 million (US$0.2 million) in cash and cash equivalents and RMB4.0 million (US$0.6 million) in restricted cash. As of the same date, we held a cash balance of RMB4.1 million (US$0.6 million) denominated in RMB, representing 81.3% of our total cash, cash equivalents and restricted cash.

We have incurred recurring operating losses since our inception, including net losses of RMB40.7 million and RMB0.7 million (US$0.1 million) in the six months ended June 30, 2024 and 2025, respectively. Net cash used in operating activities was RMB11.1 million and RMB169.5 million (US$23.7 million) in the six months ended June 30, 2024 and 2025, respectively. Accumulated deficit was RMB1,421.8 million (US$198.5 million) as of June 30, 2025. As of June 30, 2025, we had a net current asset of RMB65.0 million (US$9.1 million). The company's business encountered some difficulties, including weak economic growth of China and resignation of staffs, which negatively impacted the Group’s business operations for the six months ended June 30, 2025 and has continued to impact the Group’s financial position, results of operations and cash flows. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Historically, we have relied principally on cash from operating activities, non-operational sources of financing from investors to fund our operations and business development. Our ability to continue as a going concern is dependent on our management’s ability to successfully execute the business plan which includes strictly implementing the expenses, accelerating the collection of accounts receivable and increasing the proportion of advance from customers, pursuing potential financing to improve our cash flow from operating and financing activities. Based on cash flow projections from operating and financing activities, our current balance of cash and cash equivalents on our operations, our management believes that our current cash and cash equivalents and anticipated cash flow from operations upon successful execution of our business plans will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of this interim report. However, there is no assurance that the plans will be successfully implemented. Failure to successfully implement the plan will have a material adverse effect on our business, results of operations and financial position, and may materially and adversely affect our ability to continue as a going concern.

We have not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and we expect the operating losses and negative cash flows from operations will continue for the foreseeable future. While we believe that our current cash and cash equivalents and other current assets are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next 12 months from the date of this interim report, if we fail to grow our business in a way that generates sufficient returns, we may need additional financing to execute our business plans. If additional financing is required, we cannot predict whether this additional financing will be in the form of equity, debt, or another form, and we may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. If financing sources are not available, or if we are unsuccessful in increasing our gross profit margin and reducing operating losses, we may be unable to implement our current plans for expansion, repay debt obligations or compete with other market participants effectively, any of which would have a material adverse effect on our business, financial condition and results of operations and would materially and adversely affect our ability to continue as a going concern.

Our unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above.

The following table sets forth a summary of our cash flows for the periods indicated.

	Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net cash used in operating activities	(11,088)	(169,500)	(23,661)
Net cash used in investing activities	(7)	—	—
Net cash generated from/(used in) financing activities	7,213	164,195	22,920
Effect of exchange rate on cash and cash equivalents	(2,763)	47	7
Net decrease in cash, cash equivalents and restricted cash	(6,645)	(5,258)	(734)
Cash and cash equivalents, and restricted cash at beginning of the period	15,993	10,340	1,444
Cash and cash equivalents, and restricted cash at end of the period	9,348	5,082	710

Operating Activities

Cash used in operating activities was RMB169.5 million (US$23.7 million) in the six months ended June 30, 2025. In the six months ended June 30, 2025, the difference between our cash used in operating activities and our net loss of RMB0.7 million (US$0.1 million) resulted primarily from (1) an increase in other current liabilities of RMB23.9 million (US$3.3 million), (2) share-based compensation of RMB9.0 million (US$1.3 million) and (3) an increase decrease in salary and welfare benefits payable of RMB7.0 million (US$1.0 million), partially offset by (1) an increase in prepayment and other current assets of RMB163.5 million (US$22.8 million), (2) gain on changes in fair value of warrant liability of RMB42.1 million (US$5.9 million) and (3) an increase in accounts receivable of RMB3.9 million (US$0.5 million).

Cash used in operating activities was RMB11.1 million in the six months ended June 30, 2024. In the six months ended June 30, 2024, the difference between our cash used in operating activities and our net loss of RMB40.7 million resulted primarily from (1) share-based compensation of RMB15.5 million, (2) a decrease in accounts receivable of RMB14.2 million, (3) an increase in prepayment and other current assets of RMB10.7 million and (4) an increase in other current liabilities of RMB1.7 million, partially offset by (1) a decrease in salary and welfare benefits payable of RMB5.6 million, (2) gain on changes in fair value of warrant liability of RMB2.3 million, (3) other income on reverse of unpaid tax of RMB2.1 million, (4) reversed allowance of doubtful accounts of RMB1.6 million and (5) a decrease in other taxes payable of RMB1.6 million.

Investing Activities

Net cash used in investing activities was nil in the six months ended June 30, 2025.

Net cash used in investing activities was RMB6.7 thousand in the six months ended June 30, 2024, due to purchase of property, equipment and software.

Financing Activities

Net cash used in financing activities was RMB164.2 million (US$22.9 million) in the six months ended June 30, 2025, primarily due to (1) private placement net proceeds from the June 27, 2025 Offering of approximately RMB165.3 million (US$23.1 million)and (2) proceeds from borrowings of RMB2.0 million (US$0.3 million), partially offset by cash repayments of borrowings of RMB3.1 million (US$0.4 million).

Net cash generated from financing activities was RMB7.2 million in the six months ended June 30, 2024, primarily due to RMB18.0 million received from borrowings, partially offset by repayments of borrowings of RMB10.8 million.

Indebtedness

As of June 30, 2025, the Group had borrowings of RMB36.6 million. The interest was payable on a monthly basis in the first three installments and payable on a monthly basis by equal principal and interest from the fourth installment.

Capital Expenditures

We incurred capital expenditures of RMB6.7 thousand and nil in the six months ended June 30, 2024 and 2025, respectively, primarily in connection with the purchase of property, equipment and software. We intend to fund our future capital expenditures with our existing cash balance, proceeds from debt or equity financing and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Financial Information Related to the VIEs

The following table presents the unaudited condensed consolidated balance sheet information relating to TokenCat Limited (the “Parent”), the VIEs and the non-variable interest entities as of June 30, 2025.

	As of June 30, 2025
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Cash, cash equivalents and restricted cash	5	75	4,032	970	—	5,082
Amount due from the subsidiaries of the Group	307,510	123,013	106,015	16,419	(552,957)	—
Other current assets	—	11,143	15,829	165,712	—	192,684
Total current assets	307,515	134,231	125,876	183,101	(552,957)	197,766
Long-term investments	—	5,936	—	—	—	5,936
Investments in subsidiaries, VIEs and subsidiaries of VIEs	(238,038)	—	—	747,903	(509,865)	—
Operating lease right-of-use assets, net	—	—	—	—	—	—
Goodwill	—	—	—	—	—	—
Other non-current assets	—	—	—	—	—	—
Total non-current assets	(238,038)	5,936	—	747,903	(509,865)	5,936
Total assets	69,477	140,167	125,876	931,004	(1,062,822)	203,702
Accounts payable	—	3,200	10,222	—	—	13,422
Amount due to the subsidiaries of the Group	2,756	205,626	144,362	189,765	(542,509)	—
Short-term borrowings	—	14,634	12,000	—	—	26,634
Short-term operating lease liabilities	—	—	3,492	—	—	3,492
Other current liabilities	7,385	54,830	21,920	5,104	—	89,239
Total current liabilities	10,141	278,290	191,996	194,869	(542,509)	132,787
Long term loan	—	10,000	—	—	—	10,000
Warrant liability	26,351	—	—	—	—	26,351
Lease liabilities, non-current	—	—	1,578	—	—	1,578
Other non-current liabilities	—	—	—	—	—	—
Total non-current liabilities	26,351	10,000	1,578	—	—	37,929
Total liabilities	36,492	288,290	193,574	194,869	(542,509)	170,716
Total equity/(deficit)	32,985	(148,123)	(67,698)	736,135	(520,313)	32,986

The following table presents the unaudited condensed consolidated statements of operations and comprehensive loss and cash flows relating to the Parent, the VIEs and the non-variable interest entities for the six months ended June 30, 2024 and 2025.

Unaudited condensed statements of operations and comprehensive loss data

	Six Months Ended June 30, 2025
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	21,521	(1,038)	—	(706)	19,777
Cost of revenues	—	(4,181)	30	—	—	(4,151)
Operating expenses	(9,205)	(18,246)	(25,119)	(4,696)	706	(56,560)
Loss from operations	(9,205)	(906)	(26,127)	(4,696)	—	(40,934)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(33,539)	—	—	—	33,539	—
Other income, net	42,069	(683)	(1,131)	4	—	40,259
Net loss	(675)	(1,589)	(27,258)	(4,692)	33,539	(675)

	Six Months Ended June 30, 2024
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	15,360	18,277	—	(1,332)	32,305
Cost of revenues	—	(2,042)	(7,909)	—	—	(9,951)
Operating expenses	(18,456)	(30,394)	(20,845)	(1,445)	1,332	(69,808)
Loss from operations	(18,456)	(17,076)	(10,477)	(1,445)	—	(47,454)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(24,559)	—	—	—	24,559	—
Other income, net	2,340	1,826	2,613	—	—	6,779
Net loss	(40,675)	(15,250)	(7,864)	(1,445)	24,559	(40,675)

Unaudited consolidated cash flow information

	Six Months Ended June 30, 2025
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash used in operating activities	(165,545)	(3)	(568)	(3,384)	—	(169,500)
Net cash used in investing activities	—	—	—	—	—	—
Net cash used in financing activities	165,295	(1,100)	—	—	—	164,195
Effect of exchange rate changes	(2)	—	49	—	—	47
Net decrease in cash, cash equivalents and restricted cash	(252)	(1,103)	(519)	(3,384)	—	(5,258)

	Six Months Ended June 30, 2024
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash(used in)/generated from operating activities	(2,926)	(6,868)	(1,295)	1	—	(11,088)
Net cash used in investing activities	—	—	(7)	—	—	(7)
Net cash generated from financing activities	—	6,413	800	—	—	7,213
Effect of exchange rate changes	37	—	(2,800)	—	—	(2,763)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(2,889)	(455)	(3,302)	1	—	(6,645)

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our unaudited consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cautionary Statement Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made; and, except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

●	the continued growth of the automotive industry in mainland China;

●	our and the VIEs’ ability to manage the expansion of our and the VIEs’ business and implement business strategies;

●	our and the VIEs’ ability to maintain and develop favorable relationships with industry customers;

●	our and the VIEs’ ability to attract and retain automobile consumers;

●	our and the VIEs’ ability to compete effectively; and

●	relevant government policies and regulations relating to our industry.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.